Exhibit 12

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31

(Dollars in thousands)	2008	2007	2006	2005	2004
EARNINGS:
Income before income taxes and minority interest(1)	$66,128	$546,501	$313,138	$261,347	$159,469
Add (deduct):
Equity in earnings of unconsolidated entities	(91,981)	(90,033)	(93,119)	(66,719)	(64,161)
Distributions from unconsolidated entities	91,845	86,873	77,835	52,112	46,385
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(26,131)	(23,481)	(15,999)	(12,478)	(12,625)
	$39,861	$519,860	$281,855	$234,262	$129,068
Add fixed charges:
Consolidated interest expense(2)	77,190	84,679	93,674	84,867	86,241
Interest portion (1/3) of consolidated rent expense	37,585	35,461	30,659	30,142	26,938
	$154,636	$640,000	$406,188	$349,271	$242,247

FIXED CHARGES:
Consolidated interest expense(2)	77,190	$84,679	$93,674	$84,867	$86,241
Capitalized interest	2,805	—	—	—	—
Interest portion (1/3) of consolidated rent expense	37,585	35,461	30,659	30,142	26,938
	$117,580	$120,140	$124,333	$115,009	$113,179

RATIO OF EARNINGS TO FIXED CHARGES	1.32	5.33	3.27	3.04	2.14

(1)     Includes non-cash charges related to losses on impairments as follows: 2008: $386.7 million; 2007: $24.9 million; 2004: $1.8 million.

(2)     Interest expense on income tax contingencies is not included in fixed charges.